JNL Series Trust
                    1 Corporate Way, Lansing, Michigan 48951

Filed via EDGAR

Securities and Exchange Commission
450 Fifth Street, NW
Judiciary Plaza
Washington, DC  20549

Re:         JNL Series Trust - Registration Statement On N-14
            Registration No. 333-112388

Ladies and Gentlemen:

            Pursuant to Rule 477 of the Securities Act of 1933, as amended, JNL Series Trust (the "Company") hereby submits its application for withdrawal of its registration statement on Form N-14 filed on February 2, 2004, Registration No. 333-112388 (the "Registration Statement").

            Withdrawal of the Registration Statement is consistent with the public interest and the protection of the investors. The Company filed the Registration Statement to merge the JNL/Salomon Brothers High Yield Bond Fund and the JNL/Salomon Brothers Balanced Fund into the JNL/PPM America High Yield Bond Fund and the JNL/PPM America Balanced Fund, respectively. For business reasons, the Company has elected not to proceed with the combination of the funds. Accordingly, no securities were or will be sold in connection with the offering.

            Should you have any questions or wish to discuss this matter, please contact Christopher Petito at (202) 965-8152. Thank you for your attention to this matter.

Sincerely,

/s/ Susan S. Rhee

Susan S. Rhee